

March 24, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted March 6, 2023**
> **CIK No. 0001767042**

Dear Robert McKee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, references to prior comments are to our February 24, 2023 comment letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted March 6, 2023

Dividend Policy, page 54

1. We understand from your response to prior comment one and our phone conference on March 1, 2023, that you believe you have a reasonable basis for indicating that investors will receive dividends on an ongoing basis beginning with the first quarter subsequent to the effective date of your registration statement, which is based on your measure of discretionary cash flow as reported on page 75, coupled with savings on interest expense associated with the debt repayment discussed on page 53. As it relates to your expected future dividend payments, please address the following:
    • Disclosure on page 75 shows discretionary cash flow of $188.5 million and free cash

flow of negative $8.6 million for the year ended December 31, 2022. Given the level of actual cash expenditures reported for property and equipment on page F-6, we do not see rationale or historical support in formulating a view on your ability to pay dividends based on discretionary cash flow alone, excluding the historical capital expenditures. We note the net amount in your presentation is identified as the free cash flow metric, and that this amount, combined with your expected interest savings would not result in sufficient funds to pay your expected level of dividends. Therefore, it appears that you would need to identify incremental sources of funds to support your dividend plans, if you otherwise intend to suggest that historical operations would be sufficient. Alternatively, if you are aware of or are planning fundamental changes in the business that alleviate the need for capital expenditures at the levels reported in the historical financial statements, we expect that you will need to show how these changes are expected to impact your operations in the succeeding future periods.

- Please describe any changes in operating activities and capital formation that you believe would yield incremental cash flows to support your dividend plans. Given the cash flow deficiency reflected in your free cash flow metric, we expect that you will need to clearly describe your intentions and show with quantification how capital expenditures will be funded, along with any other changes in cash flows that would be made to meet your expected dividend amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Expenditures, page 69

2. We note the revisions made in response to prior comment two to the non-GAAP measure on page 75, now identified as discretionary cash flow, and the disclosures you have on page 69, regarding maintenance and growth capital expenditures. As it relates to these disclosures, please address the following:
- Disclosure on page 69 explains that maintenance capital expenditures increased in 2022 versus 2021 as a result of scheduled unit overhauls based on the age and operating hours of such units. You also disclose that the amount of maintenance capital expenditures are predictable. Tell us how the amounts of maintenance capital expenditures incurred in 2021 and 2022 compare to your expected level of such expenditures over future operating periods on an average basis.
- Disclosure on page 75 indicates that the combined amount of maintenance and growth capital expenditures was $245.5 million for the year ended December 31, 2022. Please reconcile this amount to the line item 'Purchase of capital assets' reported on the statement of cash flows of $259.3 million for the same period. Please describe each element of the difference and explain why these amounts should not be reflected in your disclosure on page 75.
- Tell us the extent to which the amounts identified as maintenance capital expenditures for each period were capitalized as property plant and equipment on the

        balance sheet.

- Within the explanation of maintenance capital expenditures on page 69, there appears to be two categories of expenditures, including i) capital expenditures made to maintain the operating capacity of your assets and extend their useful lives, and ii) other capital expenditures that are incurred in maintaining your existing business and related operating income. Please clarify the distinction made between these two categories with details sufficient to understand the relevance of the distinction and rationale for capitalization if not readily apparent.
- For the years ended December 31, 2022 and 2021, maintenance capital expenditures totaled $48.3 million and $38.1 million, respectively. Over those same periods, depreciation and amortization expense was $174.5 million and $160.1 million, respectively. Given that depreciation and amortization should reflect an allocation of the costs of physical assets over their useful lives, tell us why your maintenance capital expenditures on an average basis would not need to approximate the amount of depreciation and amortization.

Exhibits

3. We note your disclosure on page F-25 that Class B Units were authorized under the Kodiak Holdings (f/k/a Frontier Topco Partnership, L.P.) 2019 Class B Unit Incentive Plan for grants to certain employees and non-employee board members, and as of December 31, 2022 and 2021, there were 61,068.0 authorized Class B Units. Please file the 2019 Class B Unit Incentive Plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii)(A).

4. We note that you intend to file the form of employment agreement with your named executive officers as Exhibit 10.9. Please file complete executed copies of these employment agreements as exhibits to your registration statement. In this regard, we note your disclosure on page 104 that Kodiak Holdings has entered into employment agreements with each of the Named Executive Officers that memorialize each Named Executive Officer's employment with the Company and provide for base salaries, bonus opportunities, equity incentive opportunities, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in Company benefit plans generally.

      You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

                     Sincerely,

                     Division of Corporation Finance

Robert McKee
Kodiak Gas Services, Inc.
March 24, 2023
Page 4

Office of Energy & Transportation

cc: Matt Pacey, Esq.